EXHIBIT 99.1

Re:	Update on Eurocom’s Proposed Arrangement

Ramat Gan, Israel – March 7, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Further to the report published by the Company regarding the request of the Company's controlling shareholder, Eurocom Communications Ltd. ("Eurocom") (as well as other private companies of the Eurocom Group), to approve a creditors arrangement in accordance with the provisions of Section 350 of the Companies Law, 5759-1999 (the “Arrangement”), the Company reports that on March 6, 2018, it received a letter from SHAYMA INVESTMENTS SA, of the Saidoff Group, which directed the Company's attention to a provision included in the Arrangement. According to the Saidoff Group, this provision says that each creditor of any of the companies included in the Eurocom Group (controlled by any of the Eurocom Group’s companies directly or indirectly), including the Company, which may have a claim that the change in the control of the Eurocom Group or the companies included therein gives a right for immediate redemption of the debt, and such company failed to petition the Court regarding this matter until the date of approval of the Arrangement, such entity will be prevented and suspended from doing so, definitively, following the date of the Arrangement’s approval, and will be deemed to have agreed to transfer such control in any circumstance where such consent is required.

Therefore, the Arrangement’s execution, including the Saidoff Group’s option to acquire Eurocom, will not give claim to any immediate redemption of the debt.

As stated in the Court's decisions of February 24, 2018 and March 6, 2018, each creditor and each interested party may submit its position to the proposed Arrangement by March 12, 2018.

It should be noted that according to the proposed Arrangement, if the Arrangement is approved and the option is exercised by the investor, Eurocom will continue to be the controlling shareholder of the Company (while the identity of the shareholders of Eurocom will change). Accordingly, in the Company's assessment and in the opinion of its legal advisors, the Arrangement does not constitute an event of change of control in the Company for purposes of the debentures issued by the Company, and accordingly does not constitute any grounds for calling for immediate redemption of the Company's debentures or any other material debt of the Company.

It is also hereby clarified that the Company is not expressing any position here regarding the validity of the aforementioned provision in Eurocom' debt Arrangement and its implications regarding the rights of the Company's creditors.

The Arrangement has not yet been approved and is subject to additional terms, as detailed in the Company's report on February 24, 2018, and there is no certainty at this stage that the Arrangement will be approved and completed. It is not clear at this stage whether and how the arrangement, if completed, will affect the Company. The Company will report on further significant developments in the process.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.